Exhibit 99.3

January 9, 2018

Board of Directors

AmTrust Financial Services, Inc.

59 Maiden Lane, 43rd Floor

New York, New York 10038

Dear Members of the Board:

Trident Pine Acquisition LP (“Trident”), an affiliate of Stone Point Capital LLC (“Stone Point”), is pleased to submit this non-binding indicative proposal, together with Barry D. Zyskind, George Karfunkel and Leah Karfunkel and certain entities controlled by them (the “Family Stockholders”), for the potential acquisition of all of the outstanding shares of common stock of AmTrust Financial Services, Inc. (“AmTrust”) not owned or controlled by the Family Stockholders at a cash purchase price of $12.25 per share. The $12.25 per share price represents a 20.8% premium over AmTrust’s closing stock price on January 8, 2017.

Stone Point is very familiar with AmTrust and, as you know, approached the Family Stockholders about their participation with Stone Point in the proposed transaction. Stone Point is a financial services-focused private equity firm based in Greenwich, CT. The firm has raised and managed seven private equity funds – the Trident Funds – with aggregate committed capital of approximately $19 billion. Stone Point would invest through Trident out of Trident VII, L.P. and its affiliated funds, which have aggregate capital commitments of approximately $5.6 billion. Stone Point targets investments in the global financial services industry, including investments in companies that provide outsourced services to financial institutions, insurance and reinsurance companies, insurance distribution and other insurance-related businesses, banks and depository institutions, asset management firms, specialty lending and other credit opportunities, mortgage services companies and employee benefits and healthcare companies.

Stone Point anticipates that the transaction would be in the form of a merger of AmTrust with a wholly-owned subsidiary of a newly formed acquisition vehicle (the “Acquiror”) that would be formed by Trident and the Family Stockholders such that AmTrust would become a wholly-owned subsidiary of the Acquiror. This proposal assumes that the Family Stockholders, senior management and certain other stockholders associated with or related to the Family Stockholders will roll the shares of common stock of AmTrust owned or controlled by them into the Acquiror and that the Family Stockholders will also make an additional cash contribution to the Acquiror. Finally, this proposal also contemplates that the outstanding series of AmTrust preferred stock will remain outstanding in accordance with their terms.

We believe the proposed transaction will provide AmTrust’s common stockholders with immediate liquidity and certainty of value at a significant premium to the current share price while allowing AmTrust to focus on the long term without the emphasis on short-term results.

As you know, the Family Stockholders currently own or control approximately 43% of the outstanding shares of common stock of AmTrust and each of Mr. Zyskind, Mr. Karfunkel and Ms. Karfunkel serves on AmTrust’s board of directors. We expect that a special committee consisting of independent members of AmTrust’s board of directors will consider the proposed transaction and make a recommendation to the AmTrust board of directors. We further expect that the special committee will retain its own independent legal and financial advisors to assist in its review of the proposed transaction. The Family Stockholders do not intend to participate in the consideration of the proposed transaction by AmTrust, the special committee or the special committee’s advisors. In addition, the Family Stockholders and Stone Point will not proceed with the proposed transaction unless it is approved by such special committee. The transaction will be subject to a non-waivable condition requiring approval of a majority of the shares of AmTrust not owned by the Family Stockholders, senior management, or their respective affiliates or associates.

The Family Stockholders believe that Stone Point is uniquely positioned to partner with the Family Stockholders to undertake the proposed transaction and the Family Stockholders have no interest in selling any of the shares of common stock of AmTrust owned or controlled by them. As such, the Family Stockholders would not expect, in their capacity as stockholders of AmTrust, to vote in favor of any alternative sale, merger or similar transaction involving AmTrust. If the special committee does not recommend, or the stockholders of AmTrust do not approve, the proposed transaction, the Family Stockholders currently intend to continue as long-term stockholders of AmTrust.

Consummation of the proposed transaction would be contingent on the “majority of the minority” stockholder approval described above, receipt of required regulatory approvals, AmTrust’s consummation of its previously announced sale of a 51% equity interest in certain of AmTrust’s U.S.-based fee businesses to Madison Dearborn Partners and other customary conditions to closing, potentially including a condition related to the percentage of outstanding shares of common stock of AmTrust demanding appraisal rights. The proposed transaction would not be subject to a financing condition.

In connection with the proposed transaction, we hereby request that the special committee agree to allow Stone Point and the Family Stockholders to speak with certain other stockholders that are related to or associated with the Family Stockholders about potentially rolling over such other stockholders’ shares of common stock in connection with the proposed transaction. Stone Point and the Family Stockholders also request that the special committee agree to allow Stone Point and the Family Stockholders to speak with certain other third-party financing sources regarding such other third-party financing sources potential equity participation in the proposed transaction.

Stone Point has engaged Skadden, Arps, Slate, Meagher & Flom LLP as its legal advisor and the Family Stockholders have engaged Paul, Weiss, Rifkind, Wharton & Garrison LLP as their legal advisor in connection with the proposed transaction.

Due to the Family Stockholders’ obligations under the securities laws, they intend to promptly file a Schedule 13D amendment, including a copy of this letter, with the Securities and Exchange Commission. The Family Stockholders and Stone Point will also jointly issue a press release announcing this proposal as soon as possible and in any case before the market opens tomorrow. A copy of the press release is attached for your reference.

This letter does not constitute a contract, commitment, undertaking or other binding obligation or limitation on the part of any person in any respect. In addition, this letter does not constitute an offer or proposal capable of acceptance and may be withdrawn at any time and in any manner. Any obligation of Stone Point (including funds managed by Stone Point) and the Family Stockholders with respect to the proposed transaction will be only as set forth in a definitive written agreement executed by them.

We look forward to discussing this proposal with you at your convenience and working with you to complete the transaction expeditiously.

Yours sincerely,

TRIDENT PINE ACQUISITION LP

by Stone Point GP Ltd., its general partner

By:	/s/ David Wermuth
Name: David Wermuth
Title: Secretary; Vice President

/s/ Barry Zyskind
Barry Zyskind

/s/ George Karfunkel
George Karfunkel

/s/ Leah Karfunkel
Leah Karfunkel

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